Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-66698 and 333-142132) on Form S-8 of Westmoreland Coal Company of our report dated June 30, 2008 relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan as of December 31, 2007 and 2006, and the statement of changes in net assets available for distribution to participants for the year ended December 31, 2007 and the related supplemental schedules, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan.

KPMG LLP

Denver, Colorado
June 30, 2008